UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date April,21,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 21, 2026
Medellin, Colombia

GRUPO CIBEST S.A. INFORMS CHANGES IN THE COMPOSITION OF ITS RISK COMMITTEE

Grupo Cibest S.A. (“Grupo Cibest”) informs that its Board of Directors approved changes in the composition of the members of its Risk Committee.

As a result of the foregoing, the Risk Committee will be composed of the following members:

Risk Committee
iiscAndrés Felipe Mejía Cardona
iiscSilvina Vatnick
iiscNicolás Zapata Zuluaga

The other committees of the Board of Directors did not undergo any changes and continue to have the same members reported to the market on the 6-K dated June 18, 2025, as follows:

Audit Committe
iiscSilvina Vatnick
iiscAndrés Felipe Mejía Cardona
iiscNicolás Zapata Zuluaga

Good Governance Committee
iiscLuis Fernando Restrepo Echavarría
iiscSylvia Escovar Gómez
iiscSilvina Vatnick

Designation, Compensation and Development Committee
iiscSylvia Escovar Gómez
iiscLuis Fernando Restrepo Echavarría

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iiscRicardo Jaramillo Mejía

The biography of the Directors can be accessed at this link: https://www.grupocibest.com/corporate/corporate-governance/board-of-directors-and-senior-management

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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